Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                October 3, 2012


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

                 Re: Guggenheim Defined Portfolios, Series 954
               Convertible & Income Portfolio of Funds, Series 16
                              File No. 333-183571
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Dear Mr. Bartz:

     This letter is in response to the comments that you raised during the telephone conversation between you and our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 954, filed on August 27, 2012 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Convertible & Income Portfolio of Funds, Series 16 (the "Trust"). This letter serves to respond to your comments.

Principal  Investment  Strategy  and  Security  Selection
---------------------------------------------------------

     1. With regard to the Closed-End Funds in the Trust, the "Principal Investment Strategy" section states that the Closed-End Funds will be "considered to be convertible funds and/or income funds." Under the "Security Selection" section, the disclosure states that the Trust will invest in "Closed-End Funds that invest substantially all of their assets in convertible securities and/or income-producing securities." Please make these two disclosures consistent.

     Response: The disclosure in the "Principal Investment Strategy" section has been revised to state: "Under normal circumstances, the trust will invest at least 80% of the value of its assets in common shares of closed-end investment companies ("Closed-End Funds") that invest substantially all of their assets in convertible securities and/or income-producing securities and ...."

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                          ----------------------
                                                              Morrison C. Warren